UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of the Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONVENTIONS USED IN THIS REPORT

In this report (this “Report”), unless otherwise stated or unless the context otherwise requires, references to (i) “ANFI” are to Amira Nature Foods Ltd, a British Virgin Islands business company; (ii) references to “Amira Mauritius” are solely to Amira Nature Foods Ltd, a Mauritius company and ANFI’s wholly owned subsidiary; and (iii) “APFPL” or “Amira India” are to Amira Pure Foods Private Limited, and its subsidiaries, including Amira I Grand Foods Inc., Amira Food Pte. Ltd., Amira Foods (Malaysia) SDN. Bhd., Amira C Foods International DMCC, Amira Basmati Rice GmbH EUR, Basmati Rice North America LLC, Amira G Foods Limited, Amira Ten Nigeria Limited. References to “us”, “we”, “our” or the “Company” or the “Group” includes ANFI and its subsidiaries.

In this Report, references to “India” are to the Republic of India, references to “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$”, “USD” , “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India.

The condensed interim consolidated financial statements for the six months ended September 30, 2016 and 2015 and notes thereto included elsewhere in this Report have been prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2016 (the “Annual Report”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, and December 31. References to a year other than a “fiscal” are to the calendar year ended December 31.

In this Report, references to our “international sales” are to those sales which are made to international markets outside of India. In this Report, references to increase/ decrease in percent for the financial statement items have been computed based on absolute figures reported. We also refer in various places within this report to earnings before interest, tax, depreciation and amortization (EBITDA), adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt, which are non-IFRS measures and are more fully explained in the section titled “Non-IFRS Financial Measures”. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

FORWARD-LOOKING STATEMENTS

This report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our operations and expansion plans;
•	our future business development, results of operations, financial condition and financial statements;
•	our ability to protect our intellectual property rights;
•	projected revenue, EBITDA, adjusted EBITDA, profits, adjusted profits, earnings, adjusted earnings and other estimated financial information;
•	our ability to maintain strong relationships with our customers and suppliers;
•	governmental policies regarding our industry; and
•	the impact of legal proceedings.

You should not place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in our Annual Reports found on the SEC’s website located at www.sec.gov. Those risks are not exhaustive of all risks impacting our business and operations. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for us to predict all risks impacting our business and operations. Additionally, we cannot assess the impact of all risks on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Results of Operations and Financial Position

Following this page are our condensed interim consolidated financial position as of September 30, 2016 and our financial results for the six months ended September 30, 2016 and 2015, respectively.

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3

Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

	(Amounts in USD)
	As at September 30, 2016 (Unaudited)	As at March 31, 2016 (Audited)
ASSETS
Non-current
Property, plant and equipment	$18,928,619	$19,931,857
Goodwill	1,445,059	1,461,139
Other intangible assets	1,520,697	1,598,226
Other long-term financial assets	3,041,890	3,960,684
Total non-current assets	$24,936,265	$26,951,906

Current
Inventories (Note 8)	$244,570,731	$239,048,161
Trade receivables	194,738,682	189,702,525
Derivative financial assets	-	439,488
Other financial assets	4,759,532	5,577,017
Prepayments (Note 9)	29,192,481	22,572,280
Other current assets	656,589	1,282,267
Cash and cash equivalents	12,773,545	17,412,501
Total current assets	$486,691,560	$476,034,239
Total assets	$511,627,825	$502,986,145

EQUITY AND LIABILITIES
Equity
Share capital	$10,221	$9,301
Share premium	91,803,118	85,114,755
Other reserves	(11,774,940)	(11,212,715)
Retained earnings	150,084,841	142,297,177
Equity attributable to shareholders of the Company	$230,123,240	$216,208,518
Equity attributable to non-controlling interest	35,635,065	33,513,248
Total equity	$265,758,305	$249,721,766

Liabilities
Non-current liabilities
Defined benefit obligations	$278,277	$334,928
Debt	106,889	518,056
Deferred tax liabilities (Net)	3,165,796	5,201,372
Total non-current liabilities	$3,550,962	$6,054,356

Current liabilities
Trade payables	$16,838,170	$14,513,988
Debt (Note 10)	204,208,021	208,924,196
Current tax liabilities (net)	14,272,670	15,716,854
Derivative financial liabilities	-	453
Other financial liabilities	6,158,217	6,856,677
Other current liabilities	841,480	1,197,855
Total current liabilities	$242,318,558	$247,210,023
Total liabilities	$245,869,520	$253,264,379
Total equity and liabilities	$511,627,825	$502,986,145

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

4

Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

	(Amounts in USD)
	Six months ended
	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
Revenue	$210,924,684	$231,734,884
Other income	19,682	106,701
Cost of material	(182,978,800)	(143,279,652)
Change in inventory of finished goods	12,774,137	(38,825,651)
Employee benefit expenses	(4,561,672)	(6,890,500)
Depreciation and amortization	(936,271)	(1,059,994)
Freight, forwarding and handling expenses	(1,396,839)	(5,004,037)
Other expenses	(8,395,427)	(11,758,367)
	$25,449,494	$25,023,384
Finance costs	(13,997,437)	(15,239,053)
Finance income	147,607	936,237
Other gains and (losses)	(1,130,954)	156,879
Profit before tax for the period	$10,468,710	$10,877,447
Income tax expense	(434,324)	(1,703,371)

Profit after tax for the period	$10,034,386	$9,174,076
Profit after tax attributable to:
Shareholders of the Company	$7,787,664	$6,965,609
Non-controlling interest	$2,246,722	$2,208,467

Earnings per share
Basic earnings per share (Note 7)	$0.27	$0.24
Diluted earnings per share (Note 7)	$0.27	$0.24

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Six months ended
	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
Profit after tax for the period	$10,034,386	$9,174,076
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current period gain/(loss)	31,991	21,632
Reclassification to profit or loss	-	-
Income tax	(11,071)	(7,388)
	$20,920	$14,244
Cash flow hedging reserve:
Current period gain/(loss)	-	-
Reclassification to profit or loss	-	-
Income tax	-	-
	$-	$-

Currency translation reserve	(666,761)	(8,101,255)

Other comprehensive income/(loss) for the period, net of tax	$(645,841)	$(8,087,011)
Total comprehensive income for the period	$9,388,545	$1,087,065

Total comprehensive income/(loss) for the period attributable to:
Shareholders of the Company	$7,266,728	$461,722
Non-controlling interest	$2,121,817	$625,343

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity

		(Amounts in USD)
			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to shareholders of the Company	Equity attributable to non - controlling interest	Total equity
Balance as at April 1, 2015 (Audited)	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125
Issue of shares (Note 5)	100	1,611,900	(1,612,000)	-	-	-	-	-	-	-	-
Share based compensation (Note 6)			1,961,725	-	-	-	-	-	$1,961,725	-	$1,961,725
Profit after tax for the period	-	-	-	-	-	-	-	6,965,609	$6,965,609	2,208,467	$9,174,076
Other comprehensive income /(loss) for the period	-	-	-	11,455	(6,515,343)	-	-	-	$(6,503,888)	(1,583,123)	$(8,087,011)
Total comprehensive income/(loss) for the period	$-	$-	$-	$11,455	$(6,515,343)	$-	$-	$6,965,609	$461,721	$625,344	$1,087,065
Balance as at September 30, 2015 (Unaudited)	$9,220	$84,508,496	$4,932,124	$4,821	$(26,503,669)	$0	$9,398,927	$123,433,290	$195,783,209	$28,590,706	$224,373,915

Balance as at April 1, 2016 (Audited)	$9,301	85,114,755	5,887,470	(9,728)	(26,489,384)	-	9,398,927	142,297,177	216,208,518	33,513,248	249,721,766
Issue of shares (Note 5)	503	3,688,780	(3,689,283)	-	-	-	-	-	-	-	-
Share based compensation (Note 6)	-	-	3,647,994	-	-	-	-	-	$3,647,994	-	$3,647,994
Transactions with Owner - Loan repayment (Note 4.1)	417	2,999,583	-	-	-	-	-	-	3,000,000	-	3,000,000
Profit after tax for the period	-	-	-	-	-	-	-	7,787,664	$7,787,664	2,246,722	$10,034,386
Other comprehensive income /(loss) for the period	-	-	-	16,873	(537,809)	-	-	-	$(520,936)	(124,905)	$(645,841)
Total comprehensive income/(loss) for the period	$-	$-	$-	$16,873	$(537,809)	$-	$-	$7,787,664	$7,266,728	$2,121,817	$9,388,545
Balance as at September 30, 2016 (Unaudited)	$10,221	$91,803,118	$5,846,181	$7,145	$(27,027,193)	$-	$9,398,927	$150,084,840	$230,123,240	$35,635,065	$265,758,305

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

	(Amounts in USD)
	Six months ended
	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the period	$10,468,710	$10,877,447
Adjustments for non-cash items	7,310,918	2,701,241
Adjustments for non-operating incomes and expenses	13,850,920	14,299,818
Changes in operating assets and liabilities	(19,721,565)	(29,243,258)
	$11,908,983	$(1,364,752)
Income taxes paid	(3,748,261)	(85,825)
Net cash used in operating activities	$8,160,722	$(1,450,577)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(38,588)	$(454,548)
Purchase of intangible assets	(158,133)	-
Advance for property, plant and equipment	-	31,685
Proceeds from sale of property, plant and equipment	2,218	3,160
Proceeds from term deposits	(15,702,045)	7,892,671
Investments in term deposits	16,572,440	(7,437,166)
Purchase of short term investments	-	-
Interest income	225,352	467,630
Net cash generated from investing activities	$901,244	$503,432

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayment of)/ proceeds from short term debt	(2,940,756)	(9,034,584)
Proceeds from long term debt	-	19,500
Repayment of long term debt	(405,490)	(459,085)
Interest paid	(14,095,694)	(13,334,153)
Net cash used in financing activities	$(17,441,940)	$(22,808,322)

(D) Effect of change in exchange rate on cash and cash equivalents	3,741,018	(2,231,157)
Net decrease in cash and cash equivalents (A+B+C+D)	$(4,638,956)	$(25,986,624)
Cash and cash equivalents at the beginning of the period	17,412,501	46,660,922
Cash and cash equivalents at the end of the period	$12,773,545	$20,674,298

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Notes to condensed interim consolidated financial statements

1.	Background and nature of operations

Amira Nature Foods Ltd (’‘ANFI” or ’‘the Company’’) and its subsidiaries (hereinafter together referred to as ’‘Amira’’ or “the Group’’) are engaged primarily in the business of processing and selling packaged specialty rice, primarily basmati rice and other food products. The Company sells its products to a diverse mix of retail customers and distributors in India and internationally (including Asia Pacific, Europe, Middle East, North Africa and North America). The Group has currently one rice processing plant which is located in Gurgaon, India.

ANFI was incorporated on February 20, 2012 and is domiciled in the British Virgin Islands. The Company’s principal office is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates. ANFI completed its initial public offering (“IPO”) in October 2012 and is currently listed on the New York Stock Exchange (“NYSE”).

2.	Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2016.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2016.

3.	Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•   Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•   Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•   Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at reporting date using			Valuation techniques and key inputs
September 30, 2016 (Unaudited)	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$-	$-	$-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	227,902	227,902	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.
Listed securities	100,671	100,671	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	-	-	-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

	Fair value measurements at reporting date using
March 31, 2016 (Audited)	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$439,488	$-	$439,488	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	215,501	215,501	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities markets in India.
Listed securities	83,322	83,322	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	453	-	453	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

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4.	Related party transactions

Mr. Karan A. Chanana is the principal shareholder of ANFI. As of September 30, 2016, Mr. Karan A. Chanana and his affiliates held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,465,183 share options granted and vested (Note 6.1), pursuant to ANFI’s 2012 Omnibus Securities and Incentive Plan).

The Group’s related parties include transactions with key management personnel (“KMP”) and enterprises over which KMP are able to exercise control/significant influence. ANFI’s Director’s (both executive and others) and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) are considered as KMP for related party transactions disclosures.  Ms. Anita Daing was a director of Amira India until May 23, 2016.

4.1.	Transactions with KMP

	Six months ended
Transactions during the period	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
Short term employee benefits (including salary and bonus)	$953,549	$873,980
Share-based compensation:
- expense recognized on share options granted (Mr. Karan A. Chanana)	853,776	1,890,910
- expense recognized on share options granted (others)	33,561	9,791
- expense recognized on share awards granted (others)	297,448	61,024
Defined benefit plan – Gratuity	-	810
Rent expense	1,882	1,966
Issuance of shares against debt received from Mr. Karan A. Chanana	3,000,000	-
Debt received from Related Parties	557,073	936,000
Debt repaid to Related Parties	(558,504)	546,000
Interest expense on loan from Related Parties	645,670	71,448

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Outstanding Balances	September 30, 2016 (Unaudited)	March 31, 2016 (Audited)
Salary and bonus payable - to Mr. Karan A. Chanana	$883,607	$698,107
Salary and bonus payable – to others	214,184	155,771
Advance receivables	4,753	1,240
Advance payable	143,688	143,688
Loan and interest payable	16,908,415	16,460,805
Rent payable to Mr. Karan A. Chanana	22,219	20,799

All of the above payables are short term and carry no collateral.

4.2.	Guarantee given by KMP

Mr. Karan A. Chanana, ANFI’s Chairman and Chief Executive Officer and Ms. Anita Daing a former Director of APFPL have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of secured revolving credit facilities up to a limit of $231,623,362 and $237,790,263 as at September 30, 2016 and March 31, 2016, respectively. ANFI has indemnified its Officers and Directors, including Mr. Karan A. Chanana and Ms. Anita Daing as permitted by its amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with such directors and officers. Such indemnification will include indemnification for the personal guarantees provided by Mr. Karan A. Chanana and Ms. Anita Daing as described above. Ms. Anita Daing was a director of Amira India until May 23, 2016.

4.3.	Share-based compensation to KMP

ANFI granted share options to Mr. Karan A. Chanana, its Chairman and Chief Executive Officer and Mr. Bruce C. Wacha, its Chief Financial Officer and Director pursuant to ANFI’s 2012 Omnibus Securities and Incentive Plan. Further, ANFI granted share awards to its Directors pursuant to the 2012 Omnibus Securities and Incentive Plan (Note 6 and 11).

4.4.	Share exchange agreement with KMP (representing NCI)

19.3% in APFPL represents Non-controlling interest (“NCI”) held by Mr. Karan A. Chanana, and his affiliates. The NCI have entered into a share exchange agreement with ANFI (Note 5 and 7).

4.5.	Transactions with enterprises over which KMP are able to exercise control/significant influence

	Six months ended
Transactions during the period	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
Advance made	$-	$-

Outstanding balances	September 30, 2016 (Unaudited)	March 31, 2016 (Audited)
Trade payable	$46	$46
Advances receivable	120,332	138,151

5.	Equity

ANFI was incorporated in the British Virgins Islands on February 20, 2012 with unlimited authorized share capital and an issued share capital of $100 by issuing 100 shares for $1 per share. Thereafter, on May 24, 2012, a 1,000 for 1 share split was made increasing the number of shares to 100,000 with nominal value of $0.001 per share. The Company further made a 196.6 for 1 share split on October 15, 2012 thereby increasing the total number of shares to 19,660,000.

Shares issued and authorized are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012	19,660,000
Shares issued during the year ended March 31, 2013 (Public offering)	9,000,000
Shares issued under share-based compensation plan during the year ended March 31, 2013, 2014, 2015 and 2016 (net of shares 3,819 re-purchased and cancelled from a former Director of ANFI during year ended March 31, 2015)	299,498
Total Shares issued and fully paid as at March 31, 2016	28,959,498
Shares issued under the share-based compensation plan during the six months ended September 30, 2016	462,348
Shares issued to Karan A. Chanana as consideration towards repayment of loan	416,667
Total shares issued and fully paid as at September 30, 2016	29,838,513
Shares issuable pursuant to exchange agreement* (B)	7,005,434
Total (C) = (A) + (B)	36,843,947

*Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to an exchange agreement.

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6.	Share-based payments

ANFI has adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan (the “Plan”). The 2012 Plan is effective from October 10, 2012 and is a comprehensive incentive compensation plan under which the management can grant equity-based and other incentive awards to officers, employees, directors and consultants and advisers to ANFI and its subsidiaries.

The 2012 Plan is administered by the Compensation Committee of ANFI’s Board of Directors.

The 2012 Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee Directors of, and non-employee consultants of, ANFI or any of its subsidiaries. However, incentive share options awards are solely for employees of ANFI. ANFI reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the Plan.

Details of Share authorized for share based compensation as per 2012 Omnibus Securities and Incentive Plan

Period	Share options	Share awards	Total
Shares authorized for share-based compensation			3,962,826
Granted / Issued in FY13	(360,257)	(11,000)	(371,257)
Remaining as at March 31, 2013			3,591,569
Granted / Issued in FY14	(361,278)	(3,997)	(365,275)
Remaining as at March 31, 2014			3,226,294
Granted / Issued in FY15	-	(105,167)	(105,167)
Remaining as at March 31, 2015			3,121,127
Granted / Issued in FY16	(367,749)	(179,334)	(547,083)
Remaining as at March 31, 2016			2,574,044
Granted / Issued in 1HFY17	(385,228)	(462,348)	(847,576)
Remaining as at September 30, 2016			1,726,468

6.1.	Share-based compensation

6.1.1.	Share options

a)	Mr. Karan A. Chanana (ANFI’s Chairman and Chief Executive Officer)

ANFI granted share options to Mr. Karan A. Chanana (ANFI’s Chairman and Chief Executive Officer) under the 2012 Plan, as approved by the Compensation Committee, as follows:

For the period ended	September 30, 2016		March 31, 2016	March 31, 2014
No. of share options granted	375,899		367,749	361,278	*
Exercise price	$10		$10	$10
Grant date	July 15, 2016		July 7, 2015	October 15, 2013
Exercise period	10 years		10 years	10 years
Valuation model used	Binomial		Binomial	Binomial
Share based compensation recognized in profit or loss	$853,776	#	$1,890,910	$2,679,848	*

# These share options (fair value of $853,776 as on the grant date) have been granted as on July 15, 2016, after the end of fiscal 2016; hence it was a non-adjusting event for the year ended March 31, 2016. Since these share options vested immediately as on the grant date of July 15, 2016, accordingly, a corresponding expense of $853,776 has been charged to Profit or loss for the six months ended on September 30, 2016.

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* These share options were originally granted for vesting on a monthly basis over a period of four years from the grant date. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. This vesting period has been amended by the Compensation Committee and approved by the Board on December 9, 2013 which makes the options immediately exercisable after grant. Consequent to this amendment, the unamortized amount of $1,916,226 for the period ended March 31, 2013 (included in $2,679,848) has also been charged to profit or loss for the year ended March 31, 2014. .

The fair values of options granted during the six months ended September 30, 2016 and years ended March 31, 2016 and 2014 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Company does not have any historical pattern for the exercise of share options.

•	Dividend yield is taken as zero as the Company does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Grant date	July 15, 2016	July 7, 2015	October 15, 2013
Fair value of the option using appropriate model	$2.27	$5.14	$6.39
Fair value of shares at grant date	$7.48	$11.47	$13.76
Exercise price	$10.00	$10.00	$10.00
Exercise multiple	2.5	2.5	2
Expected time to exercise (years)	-	3.4	6.32
Expected volatility	28.89%	27.00%	31.38%
Total life of Options	10	10	10
Dividend yield	0%	0%	0%
Risk-free interest rate	1.56%	2.26%	1.78%

b)	Mr. Bruce C. Wacha (Chief Financial Officer of ANFI)

On July 15, 2016, Mr. Bruce C. Wacha (Chief Financial Officer of ANFI) was granted share options as follows:

	Mr. Bruce C. Wacha
No. of share options granted	56,061	*
Exercise price	$7.48
Grant date	July 15, 2016
Exercise period	10 years
Valuation model used	Binomial
Share based compensation recognized in profit or loss	See note below	*

* These share options (fair value of $162,500 as on the grant date) were granted on July 15, 2016, which was after the end of fiscal 2016 and thus was a non-adjusting event for the year ended March 31, 2016. These share options will vest over the course of three years in equal annual installments following the grant date of July15, 2017.The annual vesting dates and number of shares vesting are as follows:

Grant date	Vesting date (equal annual instalment following grant date)	Number of Share options vested as on Vesting date (subject to continued employment)
July 15, 2016	-	-
July 15, 2016	July 15, 2017	18,687
July 15, 2016	July 15, 2018	18,687
July 15, 2016	July 15, 2019	18,687
July 15, 2016	Total	56,061

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The Company has recorded a corresponding pro-rated expense of $12,728 for the period starting from July 15, 2016 to September 30, 2016 and charged to profit or loss for the six months ended on September 30, 2016, on account of share options to be vested on July 15, 2017.

The fair values of options granted on July 15, 2016 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Company does not have any historical pattern for the exercise of share options.

•	Dividend yield is taken as zero as the Company does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

	Granted to Mr. Bruce C. Wacha (CFO)
Grant date	July 15, 2016	July 15, 2015
Fair value of the option using appropriate model	$2.90	$4.47
Fair value of shares at grant date	$7.48	$11.47
Exercise price	$7.48	$11.47
Exercise multiple	2.5	2.5
Expected time to exercise (years)	-	5.83
Expected volatility	28.89%	27.00%
Total life of Options	10	10
Dividend yield	0%	0%
Risk-free interest rate	1.56%	2.26%

c)	The total outstanding and exercisable share options and weighted average exercise price and remaining contractual life (in years) during the reporting period is as follows:

For the period ended	September 30, 2016
Share options	Number of Options#	Exercise price ($)	Remaining weighted average contractual life (in years)
Balance as on April 1, 2016	1,089,284	10	8.3
Granted during the period	385,228	Various	-
Forfeited during the period	-	-	-
Exercised during the period	-	-	-
Balance at end of the period	1,474,512	Various	7.9
Vested and exercisable at end of the period	1,474,512	Various	7.9

6.1.2.	Share awards granted

On July 15, 2016, Mr. Bruce C. Wacha (Chief Financial Officer of ANFI) was granted 10,027 ordinary equity shares (fair value $75,000 as on the grant date) which will vest over the course of three years in equal annual installments following the grant date July 15, 2016. The annual vesting dates and number of shares vesting are as follows:

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Grant date	Vesting date (equal annual instalment following grant date)	Number of Share awards vested as on Vesting date (subject to continued employment)
July 15, 2016	-	-
July 15, 2016	July 15, 2017	3,342
July 15, 2016	July 15, 2018	3,342
July 15, 2016	July 15, 2019	3,343
July 15, 2016	Total	10,027

Accordingly, the Company has recorded a corresponding pro-rated expense of $5,890 for the period starting from July 15, 2016 to September 30, 2016 and charged to profit or loss for the six months ended on September 30, 2016, on account of share awards to be vested on July 15, 2017.

7.	Earnings per Share

Earnings per share have been calculated using ANFI’s outstanding ordinary shares which are reflected in the table below:

	Six months ended
	September 30, 2016 (Unaudited)		September 30, 2015 (Unaudited)
Profit attributable to Shareholders of the Company (A)	$7,787,664		$6,965,609
Weighted average number of shares:
- For calculation of basic earnings per share (B)	29,217,092	#	28,780,164	*
- Dilutive impact of stock options as converted in equivalent number of shares (C)	-		-
For diluted earnings per share (D) = (B) + (C)	29,217,092		28,780,164
Basic earnings per share (A) ÷ (B)	$0.27		$0.24
Diluted earnings per share (A) ÷ (D)	$0.27		$0.24

The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre- determined share exchange ratio. The exchange ratio is reflective of fair values of the shares and therefore, the option is not considered as dilutive.

# The effect of total share options of 1,465,183 granted to Mr. Karan A. Chanana through the six months ended September 2016 was anti-dilutive and has not been considered in the computation of the diluted earnings per share for the six months ended September 30, 2016.

* The effect of total share options of 1,089,284 granted to Mr. Karan A. Chanana through the six months ended September 2015 was anti-dilutive and has not been considered in the computation of the diluted earnings per share for the six months ended September 30, 2015.

8.	Inventories

The cost of inventories expensed during the six months ended September 30, 2016 was $ 170,204,664 (September 30, 2015: $182,105,303)

During the six months ended September 30, 2016, the Group recognized $68,931 (March 31, 2016: $207,796) for inventory write downs.

9.	Prepayments

Prepayments comprise the following:

	September 30, 2016	March 31, 2016
Prepaid expenses	$372,028	$1,121,051
Advances to suppliers	28,820,453	21,451,229
Total	$29,192,481	$22,572,280

10.	Current liabilities – Debt

	September 30, 2016 (Unaudited)	March 31, 2016 (Audited)
Working capital debt	$185,897,874	$194,016,434
Debt from Mr. Karan A. Chanana	17,208,255	13,801,269
	$203,106,129	$207,817,703
Add: Current portion of long term debt	1,101,892	1,106,493
Total	$204,208,021	$208,924,196

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Working capital debt represents credit limits from banks with renewal period not exceeding one year. As of September 30, 2016, the Group’s property, plant and equipment, trade receivables and inventories with a carrying value of $16,102,097 (March 31, 2016: $17,059,921), $43,381,891 (March 31, 2016: $42,867,010), and $235,787,369 (March 31, 2016: $232,374,599), respectively have been pledged as collateral to secure repayment of these debts. This working capital debt carries floating rates of interest.

Debt from Mr. Karan A. Chanana, ANFI’s Chairman and Chief Executive Officer consists of a loan payable on demand which carries a fixed rate of interest of 11% per annum, compounded daily.

The annualized weighted average interest rates (including corresponding bank processing charges and fees) for each of the reporting periods for working capital debt and debt from related party are as follows:

	September 30, 2016 (Unaudited)	March 31, 2016 (Audited)
Working capital loans	14.08%	12.88%
Debt from Mr. Karan A. Chanana	11.6%	11.60%
Debt from other related party	9.39%	9.39%

11.	Events after the reporting period

11.1.     Mr. Neal Cravens and Mr. Shiv Surinder Kumar, are entitled to receive ordinary shares having a value of $55,000 each, on an annual basis for each year of their service as a Director of ANFI payable on October 15 of each year. Accordingly, ANFI’s Compensation Committee has granted Mr. Neal Cravens and Mr. Shiv Surinder Kumar ordinary shares having a value of $55,000 (based on the fair market value of such ordinary shares on the grant date as of October 15, 2016) for the period October 16, 2015 to October 15, 2016. The same has been accounted for as follows:

•	The Company has incurred a charge, on a pro-rata basis through March 31, 2016 amounting to $50,492.
•	Further, charge on pro-rata basis from April 1, 2016 to September 30, 2016 amounting to $55,000 has been accounted for, for the six months ended September 30, 2016
•	The remaining charge of $4,508 is being accounted for subsequently, in the fiscal year ending March 31, 2017.

11.2. Other than the items mentioned above, there have been no material events other than already disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements as of and for the six months ended September 30, 2016.

12.	Authorization of financial statements

These condensed interim consolidated financial statements for the six months ended September 30, 2016 and 2015 were approved and authorized for issue by the Board of Directors on November 29, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this Report. We urge you to carefully review and consider the various disclosures made by us in this Report and in our other SEC filings, including our Annual Report on Form 20-F for the year ended March 31, 2016. Some of the statements in the following discussion are forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a leading global provider of branded packaged specialty rice and other food products, with sales across five continents. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in certain regions of the Indian sub-continent and other specialty rice, under our flagship Amira brand, as well as under other third party brands. We have developed a complete line of Amira branded products to complement our packaged rice offerings, including, edible oil, snacks, ready-to-heat meals and a growing line of organic product offerings. We also sell other products such as wheat, barley, legumes and other produce. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a leadership position in the attractive Basmati rice sector.

We sell our products globally in both developed and emerging markets through a broad distribution network. Our Amira branded products are currently sold by global retailers such as Bharti’s Easyday, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrison’s, Publix, REWE, Safeway Albertsons, Spencer’s, Tesco, Walmart and Waitrose. In emerging markets, our products are sold by global retailers and regional supermarkets (“the modern trade”), as well as a network of small, privately-owned independent stores, which are also known as general trade or traditional retail. We maintain a strong distribution platform into the restaurant channel and have a longstanding network of third party branded partners who sell our products throughout the world.

We have successfully expanded the Amira brand across five continents and are investing resources to further establish our brand as a premium, high quality packaged Basmati products. We have tailored our strategy to local market requirements and continuously focus on strengthening our brand and developing new value-added products. Since 2010, Amira has been recognized multiple times by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. Additionally, Inc. India, a leading Indian business magazine, has recognized Amira as one of India’s fastest growing mid-sized companies in every year since 2010. The Amira brand remains the foundation of our expansion strategy and it continues to gain traction with customers as a trusted standard of premium quality. In 2013, Bharti Wal-Mart named Amira its Indian Best Partner in the “Staples” category. The Amira brand has also been recognized as “The Admired Brand of India” for the year 2014-15 by VWP World Brands.

We are vertically integrated and participate across the entire rice supply chain beginning with the procurement of paddy to its storage, aging, processing into rice, packaging, distribution and marketing. We have multigenerational relationships with more than 200,000 local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy. Over the past several years, we have implemented an organic sourcing initiative and currently have direct and indirect relationships with approximately 7,000 farmers practicing organic farming in India. We operate a state-of-the-art, fully-automated and integrated processing and milling facility that is located on nearly 20 acres of land in Gurgaon, Haryana, India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We also own 48.2 acres of land in nearby Karnal, Haryana, India in the vicinity of key Basmati rice paddy producing regions in northern India. We have plans for a new processing plant in Karnal, which we expect to increase our production capacity to more than 60 metric tons per hour. Additionally, we have relationships with several independent rice millers throughout India which supplement our production capacity to fully meet our growing product needs. Meanwhile, our international operations also source product from outside of India from time to time. We believe our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

The global rice market represented approximately $275 billion in value, according to statistics from Horizon Research in fiscal 2012, based on benchmark rice export prices for the international rice trade. The Indian rice industry was valued at approximately $50 billion in wholesale prices in fiscal 2013 according to the CRISIL Research Report on the Indian Rice Industry. CRISIL has also estimated the Indian Basmati rice market to be approximately $6.9 billion in fiscal 2014, of which approximately 70% is sold internationally and 30% is sold in India.

As of September 30, 2016 and 2015, we had 269 and 438 full time employees, respectively. As of September 30, 2016, we had 58 employees working in our finance, accounting and legal department, 82 working in sales, marketing and distribution, 61 working in HR, IT and administration, and 6 working in operations and processing facility. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

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Corporate Structure

For information regarding Corporate Structure, see Item 4. INFORMATION ON THE COMPANY – “Corporate Structure” contained in the Company’s annual report on Form 20-F for the year ended March 31, 2016. There is no significant change in the corporate structure after March 31, 2016.

Results of Operations

Our results of operations for the six months ended September 30, 2016 and 2015, respectively, were as follows:

	Six months ended
	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
Revenue	$210,924,684	$231,734,884
Other income	19,682	106,701
Cost of material	(182,978,800)	(143,279,652)
Change in inventory of finished goods	12,774,137	(38,825,651)
Employee benefit expenses	(4,561,672)	(6,890,500)
Depreciation and amortization	(936,271)	(1,059,994)
Freight, forwarding and handling expenses	(1,396,839)	(5,004,037)
Other expenses	(8,395,427)	(11,758,367)
	$25,449,494	$25,023,384
Finance costs	(13,997,437)	(15,239,053)
Finance income	147,607	936,237
Other gains and (losses)	(1,130,954)	156,879
Profit before tax for the period	$10,468,710	$10,877,447
Income tax expense	(434,324)	(1,703,371)

Profit after tax for the period	$10,034,386	$9,174,076
Profit after tax attributable to:
Shareholders of the Company	$7,787,664	$6,965,609
Non-controlling interest	$2,246,722	$2,208,467

Earnings per share
Basic earnings per share(1)	$0.27	$0.24
Diluted earnings per share (1)	$0.27	$0.24

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. For six months ended September 30, 2016, the effect of total share options of 1,465,183 granted to Mr. Karan A. Chanana through September 30, 2016 was anti-dilutive and as per IAS 33 “Earnings per share”, therefore has not been considered in the computation of the diluted earnings per share. For six months ended September 30, 2015, the dilutive impact of total share options of 1,089,284 granted to Mr. Karan A. Chanana through September 30, 2015, was anti-dilutive and hence there is was not considered in the computation of basic and diluted earnings per share in the table above.

Comparison of the six months ended September 30, 2016 and 2015

For the six months ended September 30, 2016, we had revenues of $210.9 million, adjusted EBITDA of $27.4 million, and adjusted profit after tax of $12.2 million. Our revenue for the six months ended September 30, 2016, decreased by $20.8 million or 9.0% to $210.9 million from $231.7 million for the same period in 2015. Our adjusted EBITDA for the six months ended September 30, 2016, decreased by $3.1 million to $27.4 million from $30.5 million for the same period in 2015. Our adjusted profit after tax for the six months ended September 30, 2016, decreased by $1.2 million to $12.2 million from $13.5 million for the same period in 2015.

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For the reconciliation of above mentioned non-IFRS measures with IFRS measures, please refer to the section “Non-IFRS Financial Measures”

Revenue

Revenue decreased by $20.8 million, or 9%, to $210.9 million in the six months ended September 30, 2016 from $231.7 million in the six months ended September 30, 2015. The decline in revenue was largely, including among other things, due to the current industry trends towards the lower pricing and the impact of foreign exchange fluctuation on the Company’s India business.

During the six months ended September 30, 2016, our revenue from Indian sales decreased by $33.6 million or 27.4% to $89.0 million from $122.6 million in the same period of 2015. Our sales in India declined by approximately 24.2% during the six months ended September 30, 2016 as compared to the same period in 2015, when measured in Indian rupees. Translation of our revenues from India, to USD also negatively impacted the reported revenues. The Company’s International sales increased by $12.8 million or 11.7% to $121.9 million from $109.1 million for the same period in 2015. During the six months ended September 30, 2016, our revenue from international sales contributed 57.8% of total sales, while revenue from Indian sales contributed 42.2% of total sales. During the six month period ended September 30, 2015, our revenue from international sales contributed 47.1% of total sales, while revenue from Indian sales contributed 52.9% of total sales.

During the six months ended September 30, 2016, sales of our Amira branded and third party branded products declined by $30.0 million or 13.1% to $198.6 million from $228.6 million during the same period in 2015. Our Amira branded and third party branded sales contributed to 94.2% of our total sales for the period, compared to 98.7% of total sales in 2015 for the same period. During the six months ended September 30, 2016, our institutional sales were $12.3 million or 5.8% of our total sales for the period compared to $3.1 million or 1.3% of our total sales for the prior year period.

Other Income

Other income decreased to $19,682 in the six months ended September 30, 2016 compared to $106,701 in the six months ended September 30, 2015.

Cost of Material, Including Change in Inventory of Finished Goods

Cost of material including change in inventory of finished goods decreased by $11.9 million, or 6.5%, to $170.2 million in the six months ended September 30, 2016 from $182.1 million in the six months ended September 30, 2015, primarily reflecting the decline in our revenue. As a percentage of revenue, cost of material including change in inventory of finished goods marginally increased to 80.7% in the six months ended September 30, 2016 as compared to 78.6% in the six months ended September 30, 2015.

Employee Benefit Expenses

Employee benefit expenses decreased by $2.3 million, or 33.8%, to $4.6 million in the six months ended September 30, 2016 from $6.9 million in the six months ended September 30, 2015. Accordingly, as a percentage of revenue, employee benefit expenses were 2.2% and 3.0% in each of the six months ended September 30, 2016 and 2015, respectively.

Depreciation and Amortization

Depreciation and amortization expense for six months ended September 30, 2016 marginally decreased to $0.9 million as compared to $1.1 million in the six months ended September 30, 2015. As a percentage of revenue, depreciation and amortization costs were 0.4% and 0.5% in the six months ended September 30, 2016 and 2015, respectively.

Freight, Forwarding and Handling Expenses

Freight, forwarding and handling expenses for the six months ended September 30, 2016 decreased by $3.6 million to $1.4 million from $5.0 million in the six months ended September 30, 2015, primarily reflecting the decline in our revenue , lower fuel costs and greater percentage of sales which were conducted on FOB basis. As a percentage of revenue, freight, forwarding and handling expenses were 0.7% and 2.2% in the six months ended September 30, 2016 and 2015, respectively.

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Other Expenses

Other expenses decreased by $3.4 million, to $8.4 million in the six months ended September 30, 2016 from $11.8 million in the six months ended September 30, 2015. As a percentage of revenue, other expenses were 4.0% in the six months ended September 30, 2016 as compared to 5.1% in the six months ended September 30, 2015. The decrease was primarily due to relative decrease in legal and professional expenses and related expenditure.

Finance Costs

Finance costs marginally decreased to $14.0 million in the six months ended September 30, 2016, as compared to $15.2 million in the six months ended September 30, 2015.

Finance Income

Finance income declined to $0.1 million in the six months ended September 30, 2016 compared to $0.9 million in the six months ended September 30, 2015.

Other Gains and (Losses)

Other gains and (losses) decreased by $1.3 million, to a loss of $1.1 million in the six months ended September 30, 2016 compared to a gain of $0.2 million in the six months ended September 30, 2015, primarily due to increase in exchange fluctuations as compared to last year same period.

Profit before Tax

Profit before tax decreased by $0.4 million, or 3.8% to $10.5 million in the six months ended September 30, 2016 from $10.9 million in the six months ended September 30, 2015. This decrease was primarily due to decrease in revenue, increase in cost of materials, and increase in exchange fluctuation. Profit before tax as a percentage of revenue was 5.0% and 4.7% in the six months ended September 30, 2016 and six months ended September 30, 2015, respectively.

Income Tax Expense

Corporate tax expense was $0.4 million and our effective tax rate was 4.1% in the six months ended September 30, 2016, as compared to corporate tax expense of $1.7 million and effective tax rate of 15.7% in the six months ended September 30, 2015.

Profit after Tax

Profit after tax increased by $0.8 million, or 9.4%, to $10.0 million in the six months ended September 30, 2016 from $9.2 million in the six months ended September 30, 2015. Profit after tax as a percentage of revenue was 4.8% and 4.0% in the six months ended September 30, 2016 and six months ended September 30, 2015, respectively.

Liquidity and Capital Resources

As of September 30, 2016, we had debt and liabilities in the following amounts:

•	secured revolving credit facilities, aggregating $151.3 million;

•	other facilities, aggregating $34.9 million;

•	related party debt, aggregating $16.9 million;

•	term loan facilities (including current portion of long term debt amounting to $1.07 million), aggregating $1.14 million;

•	vehicle loans (including current portion of vehicle loan amounting to $0.03 million), aggregating $0.07 million; and

•	trade payables, aggregating $16.8 million.

Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

As of September 30, 2016, we had the following undrawn financing facilities which remained available for drawdown under existing financing arrangements:

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September 30, 2016 (Unaudited)
Working capital - fund based	$1,347,613
Letter of credit and bank guarantee - non fund based	4,053,142
Total	$5,400,755

 The annualized weighted average interest rates (including corresponding bank processing charges and fees for bank-related facilities) for each of the reporting periods were as follows:

	Interest	Six months ended September 30, 2016 (Unaudited)	Year ended March 31, 2016 (Audited)
Working capital debt:
Secured revolving credit facilities	Floating Rates of Interest	14.7%	14.0%
Other facilities	Floating Rates of Interest	8.8%	9.9%
Others:
Related party debt – Mr. Karan A. Chanana	Fixed Rate of Interest	11.6%	11.6%
Related party debt – Others	Fixed Rate of Interest	9.4%	9.4%
Term loans	Floating Rate of Interest	12.5%	12.5%
Vehicle loan	Fixed Rate of Interest	8.1%	11.4%

* The Group has paid interest to certain suppliers for the payments made beyond the normal credit period as required under “Association of aartiyas (agents)”.

Our secured revolving credit facilities have been provided to us by a consortium of 12 banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda, Vijaya Bank, Punjab National Bank and IDBI Bank), while the term loan facilities have been provided by ICICI Bank and Bank of Baroda.

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Ms. Anita Daing (a former Director of Amira India). Mr. Chanana and Ms. Daing have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 12 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Chanana and Ms. Daing have guaranteed the repayment of the secured revolving credit facilities, up to a sum of $230.5 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Chanana and/or Ms. Daing, who are obligated under the terms of the personal guarantees to make such payment. Ms. Anita Daing was a director of Amira India until May 23, 2016.

Additionally, personal guarantees containing similar terms have been issued by Mr. Chanana and Ms. Daing in favor of ICICI Bank for amounts not exceeding $1.1 million, respectively, guarantying repayment of the term loan facilities availed by Amira India from these banks.

ANFI has indemnified its Directors and Officers, including Mr. Karan A. Chanana, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with Directors and Officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees described above.

Under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of September 30, 2016), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

•	incur additional indebtedness,

•	effect a change in Amira India’s capital structure,

•	formulate any merger or other similar reorganization such as a scheme of amalgamation,

•	implement a scheme of expansion, diversification, modernization,

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•	make investments by way of shares/debentures or lend or advance funds to or place deposits with any other company, except in the normal course of business,

•	create any charge, lien or encumbrance over its assets or any part thereof in favor of any financial institution, bank, company or persons, and

•	make certain changes in management or ownership.

In the six months ended September 30, 2016 and 2015, we spent $0.2 million and $0.5 million, respectively, on capital expenditures.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of September 30, 2016, our primary sources of liquidity, aside from our secured revolving credit facilities, were $12.8 million of cash and cash equivalents and $3.5 million of short term investments, deposits which are available on demand.

We believe that our current cash and cash equivalents, cash flow from operations, debt incurred under our secured revolving credit facilities and other short and long-term loans will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources to fund the development of our new processing facility or to respond to changing business conditions or other future developments, including any new investments or acquisitions we may decide to pursue.

Since we are currently a holding company, we do not generate cash from operations in order to fund our expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends may make it impracticable for us to use such dividends as a means of funding our expenses. However, in the event that we require additional cash resources, we may conduct certain international operations or transactions through ANFI using transfer pricing principles that involve Amira India or its trading affiliates, or seek third-party sources of debt or equity financing.

The following table sets forth the summary of our cash flows for the periods indicated:

	Six months ended
	September 30, 2016 (Unaudited)	September 30, 2015 (Unaudited)
Net cash generated from / (used in) operating activities	$8.2	$(1.5)
Net cash generated from investing activities	0.9	0.5
Net cash used in financing activities	(17.4)	(22.8)
Effect of change in exchange rate on cash and cash equivalents	3.7	(2.2)
Net increase/ (decrease) in cash and cash equivalents	$(4.6)	$(26.0)
Cash and cash equivalents at the beginning of the period	17.4	46.7
Cash and cash equivalents at the end of the period	$12.8	$20.7

Net cash used in operating activities

In six months ended September 30, 2016, net cash generated from operating activities was $8.2 million compared to cash used of $1.5 million in the six months ended September 30, 2015, primarily due to an increase in trade payables and certain non-cash items including share based payments.

Generally, factors that affect our earnings include, among others, sales price and volume, costs and productivity, which similarly also affect our cash flows from or (used in) operations. While management of working capital, including timing of collections and payments, affects operating results only indirectly, its impact on working capital and cash flows provided by operating activities can be significant.

Net cash generated from investing activities

In six months ended September 30, 2016, we generated $0.9 million net cash from investing activities compared to cash generated of $0.5 million for the six months ended September 30, 2015.

Net cash used in financing activities

In the six months ended September 30, 2016, we repaid net $2.9 million of short term debt and $0.4 million of long term debt along with interest of $14.1 million on total debt which resulted in net outflow of $17.4 million.

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

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Off-Balance Sheet Arrangements

As of September 30, 2016, we had no off-balance sheet arrangements, other than items disclosed under Note 4.2 “Guarantees given by KMP” to the unaudited condensed interim consolidated financial statements.

Critical Accounting Policies and Estimates

For information regarding Critical Accounting Policies and Estimates, see Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – “Critical Accounting Policies and Estimates” contained in the Company’s annual report on Form 20-F for the year ended March 31, 2016. There have been no material changes since March 31, 2016 to the critical accounting policies and estimates.

New standards/amendments relevant for the Group adopted from April 1, 2016 and new standards/amendments issued but not yet effective relevant for the Group

There is no material impact due to adoption of new standards/amendments relevant for the Group from April 1, 2016. The accounting pronouncements which were not effective as of September 30, 2016 and have not been applied in preparing these condensed interim consolidated financial statements.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation and one-time legal & professional charges for defending against a class action lawsuit for six months ended September 30, 2016 and 2015, respectively (3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation and one-time legal & professional charges for defending against a class action lawsuit for six months ended September 30, 2016 and 2015, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, one time legal and professional charges for defending class action suits, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	it does not reflect income taxes or the cash requirements for any tax payments;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements; and
•	other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

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We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as supplemental information.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Six months ended
	September 30, 2016	September 30, 2015

Profit after tax (PAT)	$10,034,386	$9,174,076
Add: Income tax expense	434,324	1,703,371
Add: Finance costs (net of finance income)	13,849,830	14,302,816
Add: Depreciation and amortization	936,271	1,059,994
EBITDA	$25,254,811	$26,240,257
Add: Non-cash expenses for share-based compensation	1,184,784	1,961,726
Add: One-time legal & professional charges for defending against a class action lawsuit	1,006,713	2,330,733
Adjusted EBITDA	$27,446,308	$30,532,716

2.	Reconciliation of profit after tax to adjusted profit after tax:

	Six months ended
	September 30, 2016	September 30, 2015

Profit after tax (PAT)	$10,034,386	$9,174,076
Add: Non-cash expenses for share-based compensation	1,184,784	1,961,726
Add: One-time legal & professional charges for defending against a class action lawsuit	1,006,713	2,330,733
Adjusted profit after tax	$12,225,883	$13,466,535

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Six months ended
		September 30, 2016	September 30, 2015

Profit after tax (PAT)		$10,034,386	$9,174,076
Profit attributable to Shareholders of the Company	(A)	$7,787,664	$6,965,609
Weighted average number of shares (for basic earnings per share)	(B)	29,217,092	28,780,164
Dilutive impact of share options as converted in equivalent number of shares	(C)	-	-
Weighted average number of shares (for diluted earnings per share)	(D) = (B) + C)	29,217,092	28,780,164
Basic earnings per share as per IFRS	(A) ÷ (B)	$0.27	$0.24
Diluted earnings per share as per IFRS	(A) ÷ (D)	$0.27	$0.24

Shares issuable under share exchange agreement for non-controlling interest	(E)	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest	(F) = (D) + (E)	36,222,526	35,785,598
Profit after tax (PAT)		$10,034,386	$9,174,076
Add: Non-cash expenses for share-based compensation		$1,184,784	$1,961,726
Add: One-time legal & professional charges for defending against a class action lawsuit		1,006,713	2,330,733
Adjusted profit after tax	(G)	$12,225,883	$13,466,535

Adjusted earnings per share	(G) ÷ (F)	$0.34	$0.38

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4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	As at September 30, 2016	As at March 31, 2016
	(Amount in $)
Current assets:
Inventories	244,570,731	239,048,161
Trade receivables	194,738,682	189,702,525
Derivative financial assets	-	439,488
Other financial assets	4,759,532	5,577,017
Prepayments	29,192,481	22,572,280
Other current assets	656,589	1,282,267
Cash and cash equivalents	12,773,545	17,412,501
Total current assets	486,691,560	476,034,239

Current liabilities:
Trade payables	16,838,170	14,513,988
Debt	204,208,021	208,924,196
Current tax liabilities (net)	14,272,670	15,716,854
Derivative financial liabilities	-	453
Other financial liabilities	6,158,217	6,856,677
Other current liabilities	841,480	1,197,855
Total current liabilities	242,318,558	247,210,023

Working Capital (Total current assets minus Total current liabilities)	244,373,002	228,824,216
Less: Cash and cash equivalents	12,773,545	17,412,501
Add: Current debt	204,208,021	208,924,196
Adjusted net working capital	435,807,478	420,335,911

5.	Reconciliation of total current and non-current debt to net debt:

	As at September 30, 2016	As at March 31, 2016
	(Amount in $)
Current debt	204,208,021	208,924,196
Non-current debt	106,889	518,056
Total current and non-current debt as per IFRS	204,314,910	209,442,252
Less: Cash and cash equivalents	12,773,545	17,412,501
Net debt	191,541,365	192,029,751

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. Our risk management is coordinated by our Board of Directors and focuses on securing long term and short term cash flows. We do not engage in trading of financial assets for speculative purposes.

Market risk Analysis

Market risk is the risk that changes in market prices will have an effect on our income or value of the financial assets and liabilities. We are exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which we are exposed are described below.

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Currency risk (foreign exchange risk)

We operate internationally and a significant portion of the business is transacted in the U.S. dollar and consequently we are exposed to foreign exchange risk through its sales. The exchange rate risk primarily arises from foreign exchange receivables. A significant portion of revenue is in U.S. dollars while a significant portion of our costs is in Indian Rupee (INR).

The exchange rate between the INR and the U.S. dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the INR against the U.S. dollar can adversely affect our results of operations. We also have exposure to foreign currency exchange risk from other currencies, namely the Euro; however, management considers the impact of any fluctuation in these currencies to be insignificant. Further, Amira C Foods International DMCC, having a functional currency of United Arab Emirates Dirham (AED), has significant foreign currency transactions denominated in U.S. dollars. There is no risk of change in the same, as the exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.6735.

We evaluate exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency. The analysis assumes that all other variables remain constant.

The table below presents non-derivative financial instruments, which are exposed to currency risk as of September 30, 2016 and March 31, 2016:

September 30, 2016 (Unaudited)	U.S. Dollars	Other Currencies
	(Amount in $)
Trade receivables	498,099	2,741
Intercompany receivables	19,109,226	7,095,808
Trade payables	(143,776)	(146,769)
Intercompany payables	(2,893,987)	(309,805)
Debt	-	-
Intercompany debt receivable	4,960,658	1,268,867
Intercompany debt Payable	(2,264,092)	-
Cash and cash equivalents	1,329,690	3,320
Total	20,595,818	7,914,162

March 31, 2016 (Audited)	U.S. Dollars	Other Currencies
	(Amount in $)
Trade receivables	312,652	-
Intercompany receivables	31,819,855	5,142,906
Trade payables	(150,095)	(147,934)
Intercompany payables	(1,598,578)	(187,983)
Debt	-	-
Intercompany debt receivable	5,000,033	1,011,646
Cash and cash equivalents	5,209	3,334
Total	35,389,076	5,821,969

As of September 30, 2016 and March 31, 2016 every 1% increase or decrease of the respective foreign currencies compared to our functional currency would impact our profit before tax by approximately $285,100 and $415,870 respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as of the reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in APFPL whose functional currency is the INR. U.S. Dollar forward exchange contracts covering forecasted revenue have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Outstanding U.S. dollar forward contracts relate to revenue forecasted for fiscal 2017. Forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in fiscal 2017.

Interest Rate Sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of September 30, 2016 and March 31, 2016, we had $204.5 million and $209.4 million of total indebtedness, respectively, of which more than 98% had floating rates of interest. The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

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In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $2.0 million, in the six months ended September 30, 2016.

Price Risk Sensitivity

We are exposed to price risk in respect of APFPL’s investments in listed equity securities and investment in mutual funds in India. These investments are held short term and are designated as available for sale financial assets and therefore do not impact the profit or loss in the consolidated statements of profit or loss unless impaired. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

Credit Risk Analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to us. Our credit risk primarily arises from trade receivables. Accordingly, credit risk from trade receivables has been separately evaluated from all other financial assets in the following paragraphs.

Trade Receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	September 30, 2016 (Unaudited)
	Gross	Impairment
	(Amount in $)
Not past due	190,904,182	-
Past due less than three months	2,784,364	-
Past due more than three months but not more than six months	409,564	-
Past due more than six months but not more than one year	1,656,313	(1,386,400)
More than one year	2,332,275	(1,961,616)
Total	198,086,698	(3,348,016)

	March 31, 2016 (Audited)
	Gross	Impairment
	(Amount in $)
Not past due	185,089,143	-
Past due less than three months	2,621,931	-
Past due more than three months but not more than six months	597,028	-
Past due more than six months but not more than one year	1,371,790	-
More than one year	730,634	708,001
Total	190,410,526	708,001

Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables. The Group considers that all the above financial assets that are not impaired and past due for each reporting dates under review are of good credit quality.

Receivables from our top five customers are as follows:

	September 30, 2016 (Unaudited)	March 31, 2016 (Audited)

Receivables from top five customers as of reporting date	$74,253,852	$47,564,953
Percentage to total receivables	38.1%	25.1%

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Receivables from our top two customers are as follows:

	September 30, 2016 (Unaudited)	March 31, 2016 (Audited)

Receivables from top two customers as of reporting date	$27,324,046	$9,065,002
Percentage to total receivables	14.0%	4.8%

Management considers the credit quality of these trade receivables to be good. No collateral is held for trade receivables.

Other Financial Assets

The maximum exposure to credit risk in other financial assets is summarized as follows:

Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. We consider the credit quality of term deposits with such banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India to be good, and we review these banking relationships on an ongoing basis.

Security deposits are primarily comprised of deposits made with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

We do not hold any security in respect of the above financial assets. There are no impairment provisions as at each reporting date against these financial assets. We consider all the above financial assets as at the reporting dates to be of good credit quality.

Liquidity Risk Analysis

Our liquidity needs are monitored on the basis of monthly and yearly projections. We manage our liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements consists primarily of trade payables, expense payable, employee dues, debt and security deposits received during the normal course of business as of each reporting date. We maintain a sufficient balance in cash and cash equivalents to meet our short term liquidity requirements. We assess long term liquidity requirements on a periodical basis and managed them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and liabilities for defined benefit obligations.

As of September 30, 2016, we had following undrawn financing facilities which remained available for drawdown under our existing financing arrangements:

September 30, 2016 (Unaudited)
Working capital – fund based	$1,347,613
Letter of credit and bank guarantee – non fund based	4,053,142
Total	$5,400,755

Our liabilities as of September 30, 2016 having contractual maturities are summarized as follows:

	Current		Non-current
September 30, 2016 (Unaudited)	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt*	728,255	449,725	122,866	-
Short term debt	203,106,328	-	-	-
Trade payables	16,838,170	-	-	-
Other financial liabilities	6,158,217	-	-	-
Lease obligation	336,433	-	-	-
Total	227,167,403	449,725	122,866	-

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	Current		Non-current
March 31, 2016 (Audited)	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt*	799,135	491,365	561,345	-
Short term debt	207,817,702	-	-	-
Trade payables	14,513,988	-	-	-
Other financial liabilities	6,856,677	-	-	-
Lease obligation	368,998	-	-	-
Total	230,356,500	491,365	561,345	-

*Includes future interest costs on account of long term debt as at reporting period to be payable over the period of term loan.

The above contractual maturities reflect the gross cash outflows, not discounted at the current value as of September 30, 2016. As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

LEGAL PROCEEDINGS

We are subject to litigation in the normal course of our business. Except as set forth below, we are not currently, and have not been in the recent past subject to any material legal, arbitration or government proceedings (including proceedings pending or known to be contemplated) that we believe could have a significant effect on our financial position or profitability.

On April 4, 2012, a vessel carrying rice owned by Amira C Foods International DMCC (“Amira C Foods”) with a market value of approximately $10 million arrived at the Subic Special Economic Zone (“SSEZ”) in the Port of Subic Bay, a free trade zone located in the Republic of the Philippines for purposes of temporary warehousing and trans-shipment. Metro Eastern Trading Corp (“Metro Eastern”) a registered “locator,” duly authorized and regulated by the Subic Bay Metropolitan Authority was engaged to unload, warehouse, and transship the vessel’s cargo. On May 15, 2012, the Collector of Customs (“COC”) in the Port of Subic Bay issued a warrant of seizure and detention to Metro Eastern alleging violation of certain sections of the Tariff and Customs Code of the Philippines. To protect its interests, on June 8, 2012, Amira C Foods intervened in the proceedings and argued that the COC lacked jurisdiction over the goods because they were never imported into the Philippines, but rather only transshipped into the SSEZ. The COC upheld seizure of the rice shipment and forfeiture of the goods to the Philippines on grounds that the shipment was imported into the Philippines without a valid import permit. This decision was upheld by the Commissioner of the Bureau of Customs (“BOC”), and Amira C Foods filed an appeal with the Court of Tax Appeals (the “CTA”).

On June 27, 2012, the rice subject of the warrant was sold to a related party for $11.4 million under an arrangement that effectively transferred all risks and rewards to the goods without any recourse or further obligation, other than Amira C Foods’ obligation to make best efforts to assist the purchaser in any regulatory, port and customs clearance required to transship the goods, the cost of which will be borne by the purchaser.

On October 17, 2012, the COC conducted a public auction for the seized rice and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 million ($11.7 million at the rate of Php 41.18 to one U.S. dollar). Based on representations by BOC’s legal counsel during the hearing of October 22, 2012 before the CTA, the full bid amount was delivered to the COC and such amount was deposited in escrow to be released to the final prevailing party. Should the CTA find the forfeiture to be invalid, it will issue a ruling that the escrowed amount be released to Amira C Foods. At present, we have completed the presentation of Amira C Food’s evidence in support of its case, and should the CTA rule against Amira C Foods, we intend to appeal the ruling.

Concurrently with the proceedings at the BOC, the Senate of the Philippines conducted fact-finding hearings in support of potential legislation with regard to these events. Mr. Protik Guha, our chief operating officer at that time, testified before one such hearing on August 22, 2012. On September 4, 2012, at a hearing that Mr. Guha did not attend, the Senate of the Philippines cited Mr. Guha in contempt for allegedly testifying falsely before the Senate and ordered his detention. This citation is an administrative and not a criminal matter. The Senate investigation against Mr. Guha has concluded. The Senate report dated February 6, 2013 does not recommend any charge against Mr. Guha or Amira C Foods. However, the CTA case continues and is currently in progress and we believe that it is unlikely that we will suffer any financial loss as a consequence of this the proceeding against Mr. Guha.

In February 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California. The complaints, which were subsequently consolidated, name as defendants the Company and certain of our current and former Officers and Directors. The consolidated lawsuit purports to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company’s Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount. We filed a Motion to Dismiss the Plaintiff’s amended complaint on October 2, 2015, and on July 18, 2016 the Court granted our Motion to Dismiss the complaint in its entirety.

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In December 2015, the Company filed a formal complaint in the United States District Court in the Southern District of New York against a short-selling firm, related entities and individuals as a result of their dissemination of material false, misleading and defamatory information about Amira. The Company is seeking damages and injunctive relief for defamation and a permanent injunction. Since we are the Plaintiff in the action, we do not believe that we will suffer any financial loss as a consequence of this proceeding.

RISK FACTORS

We are subject to certain risks and uncertainties. There have been no material changes since March 31, 2016 to the significant risk factors and uncertainties known to the Company that, if they were to occur, could materially adversely affect the Company’s business, financial condition, operating results and/or cash flow. For a discussion of the Company’s risk factors, refer to Item. 3D “Risk Factors”, contained in the Company’s annual report on Form 20-F for the year ended March 31, 2016. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

OTHER EVENTS

Earnings Press Release

On November 29, 2016, we issued a press release announcing our interim results for the period ended September 30, 2016. The press release is attached as Exhibit 99.1 and is incorporated by reference herein. The information contained in Exhibits 99.1 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

We make reference to non-IFRS financial information in the press release. A reconciliation of these non-IFRS financial measures to the comparable IFRS financial measures is contained in the press release attached hereto.

Exhibits
99.1	Press Release, dated November 29, 2016

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amira Nature Foods Ltd

By:	/s/ Bruce C. Wacha
Name:	Bruce C. Wacha
Title:	Chief Financial Officer

Dated: November 29, 2016

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